



02007466

SECURIT[illegible] MISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: October 31, 1989
Estimated average burden hours per response 12.00

SEC FILE NUMBER
8-39788

MAR 04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Burnham Securities Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara D. Stempler (212) 603-7521
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Mara D. Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securities Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Mara [signature]
Signature

Chief Financial Officer
Title

Frances Mattera [signature]
Notary Public

FRANCES MATTERA
Notary Public, State of New York
No. 01MA4608846
Qualified in Nassau County
Commission Expires March 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BURNHAM SECURITIES INC.

December 31, 2001

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 13, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Burnham Securities Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 201,448
Due from broker	950,746
Commissions receivable	246,201
Securities owned, at market value	158,174
Receivable from affiliate	6,641
Deferred commissions, net	355,252
Other assets	311,221
	$2,229,683

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 233,147
Accounts payable and accrued expenses	592,945
	826,092
Subordinated liabilities	300,000
	1,126,092
Commitment	
Stockholder's equity	1,103,591
	$2,229,683

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

1. *Nature of Business*

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker. The Company's customers are located in various regions throughout the United States. The Company participates in various syndicates and underwritings. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor.

2. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses reflected in income. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the values reflected on the statement of financial condition.

Dividend income is recognized on the ex-dividend date.

Syndicate, investment banking and other fees are recorded at the time the related transactions are completed and the income is reasonably determinable.

3. *Deferred Commissions*

The Company acts as a distributor for the funds managed by the Company's affiliate. In this capacity, the Company pays commissions to brokers for referring investments into the funds. These commissions are capitalized and amortized over a period of five years, which coincides with the period when distribution fees are expected to be earned from the funds.

NOTE A (continued)

4. *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE B - TRANSACTIONS WITH BROKERS AND DEALERS

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to a clearing agreement. At December 31, 2001, substantially all the securities owned and the amounts receivable from the broker reflected on the statement of financial condition are positions with and amounts due from the clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. As of December 31, 2001, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligation. Any uncollateralized customer obligations have been reflected as a reduction of profit or loss.

NOTE C - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital of $749,137, which exceeded its requirement of $100,000 by $649,137.

NOTE D - RELATED PARTY TRANSACTIONS

The Company and its affiliate, Burnham Asset Management Corporation (owned by a common Parent), share certain office space, personnel and administrative expenses. The Company was charged for its share of these expenses by the affiliate. The Company shares certain other office space, personnel and administrative expenses with this affiliate, for which they have charged this affiliate. Additionally, the Company effects portfolio transactions for certain accounts managed by such affiliate. Included in receivable from affiliate on the statement of financial condition is a $6,641 receivable from this affiliate for advances made in the normal course of business.

At December 31, 2000, the Company had a loan outstanding from its affiliate for $100,000 with an interest rate of 9.5% per annum. This loan was paid off when it matured on October 31, 2001. The Company borrowed $300,000 from its affiliate on November 1, 2001, which is due on October 31, 2002, and bears interest of 6% per annum. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $3,000 representing interest payable on this loan at December 31, 2001. Carrying value for this loan approximates fair value.

NOTE E - SUBORDINATED LIABILITIES

The subordinated loan agreement with Burnham Asset Management Corporation is approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Carrying value for this financial instrument approximates fair value.

NOTE F - INCOME TAXES

The Company files its tax returns as an S Corporation under the Internal Revenue Code. In lieu of Federal corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income.

NOTE G - COMMITMENT

The Company leases office space under noncancelable operating leases for its branch offices. Future minimum lease payments under the noncancelable operating leases are as follows at December 31:

Year ending December 31,	Amount
2002	$120,155
2003	121,509
2004	13,318
2005	-
	$254,982

The Company allocates a portion of its rent expense to its affiliate for shared office space and is also allocated a portion of its affiliate's rent expense.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

BURNHAM SECURITIES INC.

December 31, 2001

Grant Thornton

Accountants and Management Consultants

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Burnham Securities Inc.

In planning and performing our audit of the financial statements of Burnham Securities Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 13, 2002

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com